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                               UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549


                              SCHEDULE 13D/A

                 Under the Securities Exchange Act of 1934
                            (Amendment No. 12)<F*>


                    CROWN CENTRAL PETROLEUM CORPORATION
                    -----------------------------------
                             (Name of Issuer)


               CLASS A COMMON STOCK, PAR VALUE $5 PER SHARE
               --------------------------------------------
                      (Title of Class of Securities)



                                00228219101
                              --------------
                              (CUSIP Number)


                          JAMES F. SANDERS, ESQ.
                       8182 MARYLAND AVE., SUITE 307
                         ST. LOUIS, MISSOURI 63105
                               (314) 889-0218
        ----------------------------------------------------------
         (Name, Address and Telephone Number of Person Authorized
                  to Receive Notices and Communications)


                               March 9, 2000
             ------------------------------------------------
          (Date of Event which Requires Filing of this Statement)


   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

   Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act.

[FN]
<F*> The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

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   This Amendment No. 12 to Schedule 13D amends Items 4 and 7 of Amendment No.
11 to Schedule 13D filed jointly on November 10, 1999 ("Amendment No. 11") by the parties named herein. Except as specifically amended hereby, all other provisions of Amendment No. 11 and prior Amendments (as applicable) remain in full force and effect. The referenced Items are, respectively, amended as follows:

ITEM 4.  PURPOSE OF TRANSACTION.
------

   Item 4 of Amendment No. 11 is amended to add at the end thereof the following paragraph:

   On March 9, 2000, Apex submitted a letter to the Company proposing that Apex would acquire all outstanding shares of Class A and Class B Shares not owned by Apex or the other filing persons at a price of $9.20 per share, payable in cash. Alternatively, Apex is willing to explore an all stock merger transaction previously discussed with the Company which values Crown stock at a minimum of $10 per share. A copy of the letter is filed as an exhibit to this Amendment No. 12 and is incorporated by reference herein.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBIT.
------

The following are filed herewith as exhibits:

Exhibit IV:  Joint Filing Agreement pursuant to Rule 13-d-1(k).
Exhibit V:   Copy of Letter dated March 9, 2000, from Apex Oil Company, Inc.

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SIGNATURES

   After reasonable inquiry and to the best knowledge and belief of each of the undersigned, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 10, 2000


        /s/  Paul A. Novelly
-----------------------------------------
        Paul A. Novelly


Golnoy Barge Company, Inc.


By:     /s/ P.A. Novelly, II
    -----------------------------------------
        P.A. Novelly, II, Vice President


Novelly Exempt Trust dated August 12, 1992


By:     /s/  P.A. Novelly, II
    -----------------------------------------
        P.A. Novelly, II, Trustee


By:     /s/  John K. Pruellage
    -----------------------------------------
        John K. Pruellage, Trustee


The Capital Trust dated February 4,1994


By:     /s/  Douglas D. Hommert
    -----------------------------------------
        Douglas D. Hommert, Trustee


By:     /s/  William Lauber
    -----------------------------------------
        William Lauber, Trustee


        /s/  P.A. Novelly, II
-----------------------------------------
        P.A. Novelly, II


        /s/  John K. Pruellage
-----------------------------------------
        John K. Pruellage


        /s/  Douglas D. Hommert
-----------------------------------------
        Douglas D. Hommert


        /s/  William Lauber
-----------------------------------------
        William Lauber

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                   EXHIBIT IV TO AMENDMENT TO SCHEDULE 13-D

                            JOINT FILING AGREEMENT
                            ----------------------
                          Dated as of March 10, 2000

   The undersigned each hereby agree that the Amendment No. 12 to Schedule 13D filed herewith, relating to the Class A Common Stock of Crown Central Petroleum Corporation, is filed on behalf of each of the undersigned.

Dated:  March 10, 2000

      /s/  Paul A. Novelly
-----------------------------------------
      Paul A. Novelly


Golnoy Barge Company, Inc.


By:   /s/ P.A. Novelly, II
    -----------------------------------------
      P.A. Novelly, II, Vice President


Novelly Exempt Trust dated August 12, 1992


By:   /s/  P.A. Novelly, II
    -----------------------------------------
      P.A. Novelly, II, Trustee


By:   /s/  John K. Pruellage
    -----------------------------------------
      John K. Pruellage, Trustee


The Capital Trust dated February 4,1994


By:   /s/  Douglas D. Hommert
    -----------------------------------------
      Douglas D. Hommert, Trustee


By:   /s/  William Lauber
    -----------------------------------------
      William Lauber, Trustee


      /s/  P.A. Novelly, II
-----------------------------------------
      P.A. Novelly, II


      /s/  John K. Pruellage
-----------------------------------------
      John K. Pruellage


      /s/  Douglas D. Hommert
-----------------------------------------
      Douglas D. Hommert


      /s/  William Lauber
-----------------------------------------
      William Lauber

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                   EXHIBIT V TO AMENDMENT TO SCHEDULE 13-D

                 Copy of Letter from Apex Oil Company, Inc.
                 ------------------------------------------


March 9, 2000

The Board of Directors
Crown Central Petroleum Corporation
One North Charles Street
Baltimore, Maryland  21201

Ladies and Gentlemen:

   As you are aware, for some time Apex Oil Company, Inc. ("Apex") has been interested in discussing a possible business combination between Apex and Crown Central Petroleum Corporation ("Crown"). Unfortunately, for a variety of reasons we have been unable to meet and discuss with you the nature or extent of our interest. Despite our past inability to engage in discussions with you concerning a business combination, we remain interested in a potential transaction with Crown.

   We have recently learned that Rosemore, Inc. ("Rosemore", whose members include the Chairman of the Board and CEO of Crown and various members of his family, as well as Crown's outside legal counsel), has been invited by you to make an acquisition proposal and, in response, based on their due diligence to date, has proposed to acquire Crown at a price of only $8.35 per share.
By its terms, the Rosemore proposal was made subject to:

   (1)  the negotiation of a mutually acceptable merger agreement;
   (2)  approval of the Rosemore board of directors;
   (3)  approval of the independent directors of Crown;
   (4)  approval of the merger by Crown's shareholders;
   (5)  receipt of all necessary governmental approvals; and
   (6) completion of Rosemore's due diligence (which began in January, 2000).

   In addition, our reading of Rosemore's proposal - which was submitted without a copy of their proposed form of merger agreement - provides you with little more than 4 days to accept or reject their proposal.

   We view the Rosemore invitation and proposal as express affirmations by Crown's Chairman and CEO, and other members of its board, that now is the appropriate time for Crown to negotiate a sale, merger or other acquisition. We are disappointed that it took our act of pursuing a shareholder proposal, for presentation at the upcoming annual meeting, to spur your action. Our shareholder proposal, seeking a resolution for the board to immediately take action towards a sale of Crown as a whole, was bitterly - and unsuccessfully
- fought by Crown's management before the SEC. Earlier this week we were informed by the SEC that we had prevailed and that Crown would be required to present our resolution for a shareholder vote at the annual meeting. Only when faced with this prospect of a shareholder vote did Rosemore move forward with its offer. We believe Rosemore's short time fuse is unfair and that their offer price is inadequate. Accordingly, we are formally submitting for consideration by you an all-cash merger proposal which we believe is superior to the Rosemore proposal in every way.

   Apex proposes to acquire Crown in a cash merger in which each share of Class A and Class B common stock of Crown would be exchanged for $9.20 in cash, a 10% premium over the Rosemore price. Under separate cover we are submitting a draft of the form of merger agreement we propose for the transaction. Given the time constraints imposed upon you for acceptance of the Rosemore proposal, we thought it appropriate to inform you as quickly as possible of the general terms of our proposal, with the details - the merger agreement terms - to follow within a matter of hours.

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   As you will note, our proposed form of merger agreement closely follows other such agreements used in oil industry acquisitions, and contains only usual and customary provisions for the industry. As with the Rosemore proposal, our proposal is conditioned on the approvals of your board and shareholders, necessary governmental approvals, and our ability to conduct due diligence to verify that there are no material adverse developments which have not been disclosed in your public filings.

   Unlike the Rosemore proposal, the Apex board has approved our proposed merger; therefore, no additional board approvals are required from our side. Further, we do not believe that we will require anything like the 2 months utilized to date by Rosemore for due diligence, and anticipate being able to commence and complete our due diligence in short order. Our proposal has no financing contingency, as Apex has adequate cash resources to fully fund the purchase of all Crown shares at the $9.20 per share price. We realize that your 10.875% Senior Notes, and one or more of your working capital lines, may have to be refinanced as a result of our merger and we expect to receive a commitment for such refinancing in the next few days. Additionally, in recognition of the fact that merger transactions should receive full and adequate consideration, our proposal will be open and subject to acceptance by you until 5:00 p.m. Maryland time, on Friday March 17, 2000.

   Our proposal contains superior value for Crown shareholders - a 10% premium over the amount offered by Rosemore - and our terms and conditions provide greater certainty for consummating the transaction. We note that Rosemore, in their proposal, makes much of the fact that they are only submitting a proposal because they were "requested to do so by the Company." We, on the other hand, are submitting our proposal because we believe that a merger of Crown and Apex would serve the best interests of our respective shareholders, employees, business partners and communities.

   Because we believe so strongly in the opportunities for our combined enterprise, Apex is willing to explore, if Crown so desires, as an alternative to an all cash transaction, an all stock transaction so that existing Crown shareholders may participate in the combined enterprise. We believe that an all stock transaction could be structured to result in Crown shareholders receiving equity in the combined enterprise valued at $10.00 or more for each existing share of Crown common stock.

   We firmly believe that our all-cash proposal is superior in every way to the Rosemore proposal. This superiority, combined with our flexibility to structure an all-stock transaction of even greater value, makes us confident that you will give our proposal careful consideration. We would be happy to meet with you, or with a designated committee of the board, to discuss our offer and to answer any questions you may have.

   We look forward to your response.

                                          Sincerely,
                                          APEX OIL COMPANY, INC.

                                          /s/  Edwin L. Wahl
                                          --------------------------------
                                          Edwin L. Wahl
                                          President

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